OMB APPROVAL
                                                      ------------
                                        OMB Number                     3235-0145
                                        Expires:                 August 31, 1999
                                                        Estimated average burden
                                        hours per response.................14.90




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 17__)*


                            Magellan Technology, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.0001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   559092-40-8
                  ---------------------------------------------
                                 (CUSIP Number)


                             Richard G. Brown, Esq.
                      Parr, Waddoups, Brown, Gee & Loveless
                       185 South State Street, Suite 1300
                            Salt Lake City, UT 84111
                                 (801) 532-7840

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                   May 4, 1998
                                   -----------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|.


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC 1746 (10-97)                  Page 1 of 6

 CUSIP No.  559092-40-8           SCHEDULE 13D          Page  2  of   6   Pages
--------------------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

           Ballard Investment Company, Ltd.
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)

           N\A
--------------------------------------------------------------------------------
5        Check if Disclosure of Legal  Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                                        |_|

--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

            Utah
--------------------------------------------------------------------------------
                          7      Sole Voting Power

                                    1,724,987  (includes currently exercisable
                                       warrants to purchase 185,837 shares)
  Number of            ---------------------------------------------------------
   Shares                 8      Shared Voting Power
Beneficially
  Owned by                          -0-
    Each               ---------------------------------------------------------
   Report                 9      Sole Dispositive Power
   Person
    With                            1,724,987  (includes currently exercisable
                                       warrants to purchase 185,837 shares)
                       ---------------------------------------------------------
                         10      Shared Dispositive Power

                                    -0-
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

              1,724,987 (includes currently exercisable warrants to purchase 185,837 shares)
--------------------------------------------------------------------------------
12       Check if the Aggregate  Amount in Row (11) Excludes Certain Shares (See
         Instructions)                                                       |_|

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

              11.0%
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

              PN
--------------------------------------------------------------------------------

 CUSIP No.  559092-40-8           SCHEDULE 13D          Page  3  of   6   Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
         This Amendment No. 17 to the Schedule 13D of Ballard Investment Company, Ltd. amends and supplements, and should be read in conjunction with, the Schedule 13D of Ballard Investment Company, Ltd. filed on December 9, 1992, Amendment No. 1 thereto filed on February 9, 1993, Amendment Nos. 2, 3 and 4 thereto filed on May 23, 1994, Amendment No. 5 thereto filed on October 5, 1994, Amendment No. 6 thereto filed on February 7, 1995, Amendment No. 7 thereto filed on April 5, 1995, Amendment Nos. 8, 9, 10, 11, 12, 13, 14 and 15 thereto filed on March 5, 1997 and Amendment No. 16 thereto filed on May 9, 1997.
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

         (a) Title of Class of Equity Securities: Common Stock, $0.0001 par value (the "Common Stock")

         (b)    Name of Issuer: Magellan Technology, Inc. (the "Issuer")

         (c) Address of Issuer's Principal Executive Office: 13526 South 110 West, Draper, UT 84020

Item 2.  Identity and Background

         (a)    Name: Ballard Investment Company, Ltd. (the "Reporting Person")

         (b) Business Address and Principal Office: 145 South Fairway Drive, North Salt Lake, UT 84054

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Management of investments in securities for the benefit of its partners.

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case: None

         (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: None

         (f)    Place of Organization: Utah

         The Reporting Person is a limited partnership, the general partners of which are (i) R & B, L.L.C., a Utah limited liability company located at 2611 East 1300 South, Salt Lake City, UT 84108, (ii) the Barbara B. Ballard Trust located at 2611 East 1300 South, Salt Lake City, UT 84108, (iii) Aero Investments, L.C., a Utah limited liability company located at 145 So. Fairway Drive, North Salt Lake, UT 84054 and (iv) BB & BJ, Inc., a Utah corporation located at 780 East 400 South, Kaysville, UT 84037. The officers, directors and owners of BB & BJ, Inc. are Bradford J. Brower and Tamara Brower. The Browers reside at 780 East 400 South, Kaysville, UT 84037. Bradford J. Brower is the President and a Director of Naptech Pressure Systems Corporation and Naptech, Inc., 851 South Freeport Industrial Parkway, Clearfield, UT 84015. The Naptech companies are in the business of pipe manufacturing and have been acquired by the Shaw Group. The Browers have not been involved in a criminal or civil proceeding during the last five years and are United States citizens.

 CUSIP No.  559092-40-8           SCHEDULE 13D          Page  4  of   6   Pages
--------------------------------------------------------------------------------

         The M. Russell Ballard Trust and the Barbara B. Ballard Trust are the members of R & B, L.L.C. Mr. and Mrs. Ballard reside at 2611 East 1300 South in Salt Lake City, UT. Mr. Ballard is a General Authority in the Church of Jesus Christ of Latter-day Saints, 47 E. So. Temple, Salt Lake City, UT. Mrs. Ballard does not work outside of the home. The Ballards have not been involved in a criminal or civil proceeding within the last five years and are United States citizens.

         The Craig B. Ballard Trust and The Melissa G. Ballard Trust are the members and Craig Ballard is the manager of Aero Investments, L.C. The Ballards reside at 145 So. Fairway Dr., North Salt Lake, UT. The Ballards have not been involved in a criminal or civil proceeding within the last five years and are United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration

         A warrant for the purchase of 15,000 shares of the Common Stock was issued to the Reporting Person to induce the Reporting Person to guaranty a loan made to the Issuer by a third party.

Item 4.  Purpose of Transaction

         See Item 3 above.

         The Reporting Person reserves the right to purchase additional securities of the Issuer or to dispose of such securities in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, the Reporting Person presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a) The Reporting Person has beneficial ownership of 1,724,987 shares of the Common Stock, which (i) includes currently exercisable warrants to purchase 185,837 shares of the Common Stock and (ii) represents 11.0% of the outstanding shares of the Common Stock.

         (b) The Reporting Person has sole power to vote, direct the vote, dispose of or direct the disposition of 1,724,987 shares of the Common Stock.

         (c)      None.

         (d) The Reporting Person is the only person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held by it.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

 CUSIP No.  559092-40-8           SCHEDULE 13D          Page  5  of   6   Pages
--------------------------------------------------------------------------------

Item 7.  Material to Be Filed as Exhibits

         None.

 CUSIP No.  559092-40-8           SCHEDULE 13D          Page  6  of   6   Pages
--------------------------------------------------------------------------------


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


BALLARD INVESTMENT COMPANY, LTD.,
a Utah limited partnership

By:    /s/ M. RUSSELL BALLARD                             Date:  July 14, 1998
   ----------------------------------------------               ---------------
       M. Russell Ballard, Trustee of a Member of a
       General Partner